Exhibit 99.1

March 13, 2013

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Announcement of Financial Results for Atrium European Real Estate Limited

Below please find an announcement from Atrium European Real Estate Limited (a company in which Gazit-Globe Ltd. holds approximately 34.5% ownership), whose shares are publicly-traded on the Vienna Stock Exchange in Austria and on the Euronext Stock Exchange in Amsterdam, Holland (dual listed) regarding its financial results for the year ended December 31, 2012, as published on March 13, 2013.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

Atrium European Real Estate Limited

(“Atrium” or the “Group”)

STRONG 2012 RESULTS REFLECT SUCCESSFUL ASSET MANAGEMENT OF THE PORTFOLIO

AND DELIVERY OF STRATEGY

Ad hoc announcement — Jersey, 13 March 2013. Atrium European Real Estate Limited (VSE/Euronext: ATRS), a leading owner, operator and developer of retail real estate and shopping centres in Central and Eastern Europe, announces its results for the year ended 31 December 2012.

Financial Highlights:

•	12.4% growth in gross rental income (“GRI”) to €193.5m (2011: €172.2m), with a 17.1% rise in net rental income (“NRI”) to €181.3m (2011: €154.9m)

•	EPRA like-for-like GRI increased by 5.2% to €161.5m (2011: €153.5m), and EPRA like-for-like NRI grew 7.3% to €148.8m (2011: €138.7m)

•	93.7% operating margin (2011: 90.0%), the fourth consecutive year of margin growth

•	EPRA occupancy rates increased to a record high of 98.0% (2011: 97.6%)

•	24.7% growth in net cash generated from operating activities to €126.5m (2011: €101.4m)

•	EBITDA, excluding revaluation and disposals, increased by 29.8% to €146.0m for the year (2011: €112.4m)

•	14.3% increase in Company adjusted EPRA earnings per share to €0.32 (2011: €0.28)

•	As at 31 December 2012 EPRA net asset value per share was €6.44 (31 December 2011: €6.36) after distributing a dividend of €0.17 per share during 2012

•	Value of the Group’s portfolio of 156 income producing assets was €2.2bn as at 31 December 2012 (31 December 2011: €2.1bn) with over €1.0bn located in Poland

•	Balance sheet remains strong with cash of €207.8m (2011: €234.9m) and borrowings of €537.1m as at 31 December 2012 (31 December 2011: €568.0m), resulting in a gross LTV of 19.7% and net LTV of 12.1%

•	Further progress in reducing the Group’s more expensive and shorter term debt achieved through the tender offer for Atrium’s bonds maturing in 2013 and early repayment of four bank loans

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On 12 November 2012 Atrium’s Board approved a 17.6% increase in the Group’s annual dividend for 2013 to at least €0.20 per share (2012: €0.17), reflecting the Group’s continued robust financial performance and the Board’s confidence in its future prospects. The first payment of €0.05 will be paid as a capital repayment on 28 March 2013, to shareholders on the register at 22 March with an ex date of 20 March 2013.

Group and Operational Highlights:

•	Achieved the Group’s stated strategic priority of securing an investment grade credit rating. Atrium is now rated at BBB- by both Standard & Poor’s and Fitch

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Strong progress was accomplished at Atrium Felicity in Lublin, the Group’s first major greenfield development due to open in early 2014, with lease agreements in place for 84% of the project and construction well underway

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Completed the acquisition from Russian Cinema Holdings of its holdings in the Group’s Volgograd, Togliatti and Yekaterinburg Russian shopping centres for a total consideration of €9.3m, adding a further 15,400 sqm of GLA to the portfolio

•	Completed the rebranding of all Polish shopping centres under the Atrium brand, providing both increased awareness of the Group and a highly visible mark of quality for customers and retailers

Commenting on the results, Rachel Lavine, CEO of Atrium European Real Estate, said:

“2012 was another successful year for Atrium, in which we achieved robust growth across all of our key metrics, as well as delivering against our corporate objectives. The construction of our first major greenfield development at Lublin is well underway, and our strategy of focusing on new investment in the strongest and most stable economies in the region, namely Poland, the Czech Republic and Slovakia, has returned excellent results.

“One of the most pleasing achievements during the year was Atrium’s upgrade to investment grade by S&P and Fitch, with both recognising the progress that we have made in strengthening the company’s financial position and improving its performance by focusing on the strongest markets in our region. Atrium’s operational and financial base is now very well secured and will allow us to continue to deliver sounds results. We are well placed to achieve our aims and I therefore look forward to the future with a cautious degree of confidence and optimism.”

This announcement is a summary of, and should be read in conjunction with the full version of the Group’s 2012 Full Year results, which can be found on the Atrium page of the Vienna Börse website at http://en.wienerborse.at/ and on the Group’s page of the NYSE Euronext Amsterdam website, www.euronext.com or on the Group’s website at www.aere.com.

Further information can be found on Atrium’s website www.aere.com or from:

Analysts: Ljudmila Popova	lpopova@aere.com

Press & Shareholders: FTI Consulting Inc	+ 44 (0)20 7831 3113

Richard Sunderland/ Will Henderson/ Daniel O’Donnell	atrium@fticonsulting.com

Atrium is established as a closed-end investment company domiciled in Jersey. Atrium is registered with the Dutch Authority for the Financial Markets as a collective investment scheme which may offer participations in The Netherlands pursuant to article 2:66 of the Financial Supervision Act (Wet op het financieel toezicht). All investments are subject to risk. Past performance is no guarantee of future returns. The value of investments may fluctuate. Results achieved in the past are no guarantee of future results.

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